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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 35)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following to the end of the section entitled "Litigation Concerning the Offer":

  On January 7, 1999, Mentor and MGZ filed an application for a Temporary Restraining Order in the Court of Chancery of the State of Delaware seeking to enjoin the January 8, 1999 Special Meeting of Stockholders which had been called by Mentor. On January 7, 1999, the Court of Chancery denied Mentor's Application. On January 8, 1999, the Company issued a press release announcing the decision. A copy of the press release is filed as Exhibit 73 hereto and is incorporated herein by reference.

  On January 8, 1999, Mentor and MGZ filed a Motion for a Temporary Restraining Order in the United States District Court for the District of Delaware seeking to enjoin the January 8, 1999 Special Meeting of Stockholders which had been called by Mentor. On January 8, 1999, the District Court denied Mentor's Motion. A copy of the Company's press release announcing the decision is filed as Exhibit 74 hereto and is incorporated herein by reference.

  The response to Item 8 is hereby amended further by adding the following to the end of the section entitled "Proxy Solicitation":

  On January 8, 1999, Mentor announced that it was terminating its tender offer, proxy solicitation and its proposal to acquire the Company, and was withdrawing its call for the January 8, 1999 Special Meeting of Stockholders. A copy of the Company's press release relating to Mentor's announcement is filed as Exhibit 75 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 73 Press release of the Company dated January 8, 1999.
   Exhibit 74 Press release of the Company dated January 8, 1999.
   Exhibit 75 Press release of the Company dated January 8, 1999.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
 Dated: January 8, 1999                      QUICKTURN DESIGN SYSTEMS, INC.
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                                              /s/ Keith R. Lobo
                                          By: _________________________________
                                              Keith R. Lobo
                                              President and Chief Executive
                                               Officer

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